EXHIBIT 99.1

STATE INVESTORS BANCORP, INC. REPORTS FOURTH QUARTER RESULTS

Metairie, Louisiana – February 10, 2015 – State Investors Bancorp, Inc. (the "Company") (Nasdaq: SIBC), the holding company of State-Investors Bank, reported net income for the quarter ended December 31, 2014, of $431,000 an increase of $252,000 as compared to net income of $179,000 reported for the quarter ended December 31, 2013.  Earnings per share, basic and diluted, were $0.19 and $0.18, respectively, for the quarter ended December 31, 2014, compared to basic and diluted earnings per share of $0.07 for the quarter ended December 31, 2013. Net income for the year ended December 31, 2014 amounted to $1.3 million an increase of $759,000 from $508,000 in net income reported for the year ended December 31, 2013.  Earnings per share, basic and diluted, were $0.54 and $0.53, respectively, for the year ended December 31, 2014, compared to basic and diluted earnings per share of $0.20 for the year ended December 31, 2013.

The increase in net income for the quarter ended December 31, 2014 resulted primarily from a $350,000, or 13.6%, increase in total interest income and an increase of $22,000, or 137.5%, in total non-interest income, partially offset by an increase of $53,000, or 40.8%, in the provision for income taxes, an increase of $50,000 in the provision for loan losses, an increase of $12,000, or 0.7%, in total non-interest expense, and an increase of $5,000, or 0.8%, in total interest expense.  Net interest income increased $345,000 or 18.0%, due to the $350,000 increase in total interest income as a result of an overall increase in interest earning assets.  The increase in non-interest income was due to a $46,000 loss realized on other real estate for the quarter ended December 31, 2013 compared to a $17,000 loss in the quarter ended December 31, 2014, partially offset by a $7,000 decrease in service charges, fees and other income.  The increase in non-interest expense was primarily due to an increase in professional fees of $118,000, or 159.5%, as well as an increase of $18,000, or 112.5%, in office supplies and postage expense, an increase of $9,000, or 42.9%, in bank service charge expense, an increase of $6,000, or 15.4%, in taxes and licenses, partially offset by decreases of $81,000, or 47.4% in data processing expense, $21,000, or 2.4% in salaries and employee benefits expense, $14,000 or 7.6%, in other non-interest expense, $9,000, or 39.1% in advertising expense, $8,000, or 18.6% in deposit insurance premiums, and $6,000, or 4.7% in occupancy expense.

The increase in net income for the year ended December 31, 2014, compared to the same period in 2013, was primarily due to an increase of $1.4 million, or 13.9%, in interest income, and an increase of $43,000, or 29.3%, in non-interest income.  This was partially offset by an increase of $378,000, or 100.8%, in the provision for income taxes, an increase in other non-interest expense of $229,000, or 3.5%, an increase in the provision for loan losses of $44,000, or 28.2%, and an increase in total interest expense of $28,000, or 1.1%.  Net interest income increased $1.4 million, or 18.3%, due to the $1.4 million increase in total interest income as a result of an overall increase in interest earning assets.  The increase in non-interest income is due to an $86,000 loss realized on other real estate for the year ended December 31, 2013 compared to a $21,000 loss for the year ended December 31, 2014.  The increase in non-interest expense was primarily due to an increase in professional fees of $124,000, or 32.6%, as well as increases of $109,000, or 3.1%, in salaries and employee benefits expense, $46,000, or 80.7%, in bank service charge expense, $23,000, or 18.0%, in deposit insurance premiums, $16,000, or 17.0%, in office supplies and postage expense, $12,000, or 2.4%, in occupancy expense, $11,000, or 4.2%, in taxes and licenses, partially offset by decreases of $77,000, or 12.9%, in data processing expense, $25,000 or 33.8% in advertising expense, $5,000, or 2.3% in security expense, and $5,000, or 0.6%, in other non-interest expense.

At December 31, 2014, the Company reported total assets of $271.9 million, an increase of $13.2 million, or 5.1%, compared to total assets of $258.7 million at December 31, 2013.  The increase primarily reflects increases in net loans receivable of $18.9 million, or 9.5%, an increase in Federal Home Loan Bank Stock of $556,000, or 22.4%, and $150,000 of other real estate owned, compared to none at December 31, 2013, partially offset by decreases in cash and cash equivalents of $3.5 million, or 40.3%, and in investment securities of $2.7 million, or 7.1%.  The increase in net loans receivable was partially funded by advances from the Federal Home Loan Bank of Dallas which amounted to $71.6 million at December 31, 2014, compared to $56.0 million at December 31, 2013, an increase of $15.6 million, or 27.9%. Deposits decreased $3.2 million, or 2.0%, at December 31, 2014 compared to December 31, 2013.  At December 31, 2014, the Company reported $892,000 of non-performing assets, or 0.3%, of total assets at such date, compared to $2.7 million of non-performing assets, or 1.03%, of total assets at December 31, 2013.  Other real estate owned at December 31, 2014 consisted of a 1-4 family residence.

Total shareholders' equity increased $467,000, or 1.1%, to $42.0 million at December 31, 2014, from $41.6 million at December 31, 2013, primarily due to net income of $1.3 million, and an increase in unrealized gain on securities available for sale of $66,000, net of the deferred tax effect, for the year ended December 31, 2014, partially offset by the purchase of 82,315 shares under the Company's stock repurchase program.

The Company repurchased 100 shares of its common stock during the quarter ended December 31, 2014, at an average price per share of $16.07, under the share repurchase program announced in December 2013, which covered up to 118,100 shares.  As of December 31, 2014, there were a total of 64,094 shares remaining for repurchase under the December 2013 program.

State Investors Bancorp, Inc. is the holding company for State-Investors Bank which conducts business from its main office and three full-service branch offices, in the greater New Orleans market area.

Statements contained in this news release which are not historical facts may be forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words like "believe," "expect," "anticipate," "estimate" and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may."  We undertake no obligation to update any forward-looking statements.

Additional Information and Where to Find It

State Investors will be filing a proxy statement and other relevant documents concerning the merger with First NBC Bank Holding Company with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors will be able to obtain these documents free of charge at the SEC's Web site (www.sec.gov). In addition, documents filed with the SEC by State Investors will be available free of charge from Janice DiVincenti, Corporate Secretary, at (504) 832-9400.

State Investors and its directors, executive officers and certain other members of management and employees may be deemed "participants" in the solicitation of proxies from shareholders of State Investors in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of State Investors in connection with the proposed merger will be set forth in the proxy statement when it is filed with the SEC. You can find information about State Investors' executive officers and directors in its Annual Report on Form 10-K for the year ended December 31, 2013 and in its definitive proxy statement filed with the SEC on April 11, 2014.

State Investors Bancorp, Inc. and Subsidiary
Condensed Consolidated Balance Sheets
(In thousands)

	December 31, 2014	December 31, 2013
ASSETS	(Unaudited)

Cash and cash equivalents	$5,212	$8,734
Investment securities	35,545	38,267
Loans receivable, net	218,206	199,265
Other assets	12,937	12,419

Total assets	$271,900	$258,685

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits	$155,988	$159,147
FHLB advances	71,595	55,992
Other liabilities	2,284	1,980

Total liabilities	229,867	217,119

Total shareholders' equity	42,033	41,566

Total liabilities and shareholders' equity	$271,900	$258,685

State Investors Bancorp, Inc. and Subsidiary
Condensed Consolidated Income Statements
(In thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
Total interest income	$2,918	$2,568	$11,454	$10,059
Total interest expense	661	656	2,605	2,577
Net interest income	2,257	1,912	8,849	7,482
Provision for loan losses	50	--	200	156
Net interest income after provision for loan losses	2,207	1,912	8,649	7,326

Non-interest income	38	16	190	147
Non-interest expense	1,631	1,619	6,819	6,590
Income before income taxes	614	309	2,020	883
Income taxes	183	130	753	375

NET INCOME	$431	$179	$1,267	$508

Earnings Per Share
Basic	$0.19	$0.07	$0.54	$0.20
Diluted	$0.18	$0.07	$0.53	$0.20

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
Selected Operating Ratios(1)
Average interest rate spread	3.31%	2.93%	3.32%	2.94%
Net interest margin	3.53%	3.15%	3.52%	3.18%
Average interest-earning assets to
average interest-bearing liabilities	121.25%	120.02%	119.79%	121.77%

Asset Quality Ratios(2):
Non-performing assets as a percent of total assets	0.33%	1.03%	0.33%	1.03%
Allowance for loan losses as a percent of non-performing loans	156.7%	99.41%	156.7%	99.41%
Allowance for loan losses as a percent of total loans receivable	0.64%	0.67%	0.64%	0.67%

Per Share Data:
Shares outstanding at period end	2,308,019	2,390,334	2,308,019	2,390,334
Weighted average shares outstanding:
Basic	2,308,024	2,418,011	2,327,447	2,488,964
Diluted	2,400,505	2,488,173	2,412,339	2,546,969

Tangible book value at period end	$18.21	$17.39	$18.21	$17.39
________________________
(1)            Ratios for the three month periods are annualized.
(2)            Asset quality ratios are end of period ratios.

CONTACT:
Anthony S. Sciortino, President and Chief Executive Officer (504) 832-9400

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